Exhibit 99.1

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE: 31.300.010.864

NOTICE TO MARKET

MANAGEMENT PROPOSAL RESUBMISSION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) ("Inter"), informs its shareholders and the market in general that, as of this date, Inter resubmitted the Manual for Participation and Management Proposal (“Management Proposal”) for the Extraordinary General Shareholders’ Meeting to be held on May 12th, 2022 at 10:30 a.m. Brazil time (GMT-3) (“EGM 05.12.2022”).

The purpose of the resubmission is to update information about the exercise of withdrawal rights to which shareholders are entitled to as a result of the resolutions to be taken at the EGM 05.12.2022. The Management Proposal was amended to reflect the right of dissenting shareholders to request a special balance sheet, pursuant to article 45 of Law No. 6.404, of December 15, 1976 (“Corporations Act”)

The updated Management Proposal and other documents pertaining to the EGM 05.12.2022 are available to shareholders at Inter's headquarters, at the Investor Relations Department, at Avenida Barbacena 1,219, Belo Horizonte/MG, by e-mail ri@bancointer.com.br, on Inter's website (http://ri.bancointer.com.br) and on the websites of the Brazilian Securities Commission (http://www.gov.br/cvm) and of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

This Notice is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Market Announcement (or the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, include statements regarding the proposed transaction involving Inter&Co and Inter; beliefs relating to value creation as a result of the proposed transaction involving Inter&Co and Inter; the intended timetable for completion of the transaction; benefits and synergies of the transaction; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter&Co and Inter. In some cases, terms such as "estimate," "project," "forecast," "plan," "believe," "may," "expect," "anticipate," "intend," "planned," "potential," "could," "will" and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter&Co's and Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

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Belo Horizonte, May 6, 2022.

HELENA LOPES CALDEIRA

CFO AND INVESTOR RELATIONS DIRECTOR

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter&Co. In connection with the Corporate Reorganization, Inter&Co has filed with the SEC a post-effective amendment to the registration statement for the Inter&Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as amended as well as other filings containing information on the Inter&Co and the Corporate Reorganization are available free of charge on the SEC's website (www.sec.gov).

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